UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 4)*
TRANSDIGM GROUP INCORPORATED
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
893641100
(CUSIP Number)
COPY TO:
Sharlyn C. Heslam Berkshire Partners LLC 200 Clarendon St., 35th Floor Boston, MA 02116 (617) 227-0050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2012
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Fund VII, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,555,020
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 2,555,020
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,555,020
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%1
(14)	TYPE OF REPORTING PERSON PN

1
Percentage calculations are based upon 50,656,631 issued and outstanding shares as of January 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2011.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Fund VII-A, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 477,668
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 477,668
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,668
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.94%1
(14)	TYPE OF REPORTING PERSON PN

1
Percentage calculations are based upon 50,656,631 issued and outstanding shares as of January 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2011.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Investors LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 50,519
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 50,519
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,519
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.10%1
(14)	TYPE OF REPORTING PERSON PN

1
Percentage calculations are based upon 50,656,631 issued and outstanding shares as of January 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2011.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Investors III LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 12,817
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 12,817
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,817
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%1
(14)	TYPE OF REPORTING PERSON PN

1
Percentage calculations are based upon 50,656,631 issued and outstanding shares as of January 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2011.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 479,985
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 479,985
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,985
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.95%1
(14)	TYPE OF REPORTING PERSON PN

1
Percentage calculations are based upon 50,656,631 issued and outstanding shares as of January 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2011.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Partners LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER -0-
	(8)	SHARED VOTING POWER 158,662
	(9)	SOLE DISPOSITIVE POWER 158,662
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,662
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.31%1
(14)	TYPE OF REPORTING PERSON PN

1
Percentage calculations are based upon 50,656,631 issued and outstanding shares as of January 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2011.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Fund M, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 76,517
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 76,517
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,517
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.15%1
(14)	TYPE OF REPORTING PERSON PN

1
Percentage calculations are based upon 50,656,631 issued and outstanding shares as of January 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2011.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Absolute Return Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 3,497
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 3,497
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,497
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%1
(14)	TYPE OF REPORTING PERSON PN

1
Percentage calculations are based upon 50,656,631 issued and outstanding shares as of January 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2011.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Master Fund (OS), L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 44,501
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 44,501
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,501
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09%1
(14)	TYPE OF REPORTING PERSON PN

1
Percentage calculations are based upon 50,656,631 issued and outstanding shares as of January 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2011.

CUSIP No. 893641100

Explanatory Note: This Amendment No. 4 ("Amendment No. 4") amends the Schedule 13D first filed on April 1, 2010, as amended on December 9, 2010, June 6, 2011 and January 26, 2012 (as amended, the "Schedule 13D") and is being filed jointly by the following (each, a "Reporting Person," and, collectively, the "Reporting Persons"):  Berkshire Fund VII, L.P. ("Fund VII"), Berkshire Fund VII-A, L.P. ("Fund VII-A"), Berkshire Investors LLC ("Investors"), Berkshire Investors III LLC ("Investors III"), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) ("SF"), Stockbridge Partners LLC ("SP"), Stockbridge Fund M, L.P. ("SFM"), Stockbridge Absolute Return Fund, L.P. ("SARF") and Stockbridge Master Fund (OS), L.P. ("SOS").  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings provided to them in the Schedule 13D.

 Item 5.     Interest in Securities of Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are amended in their entirety as follows:

(a) and (b)

The beneficial ownership of Common Stock by each person named in Item 2 above is as follows:

Fund VII directly holds 2,555,020 shares of Common Stock. Accordingly, Fund VII has sole voting and dispositive power with respect to 2,555,020 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VII, 7BA may be deemed to beneficially own 2,555,020 shares of Common Stock held by Fund VII. However, 7BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Schedule 13D shall not be construed as an admission that 7BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VII.

Fund VII-A directly holds 477,668 shares of Common Stock. Accordingly, Fund VII-A has sole voting and dispositive power with respect to 477,668 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VII-A, 7BA may be deemed to beneficially own 477,668 shares of Common Stock held by Fund VII-A. However, 7BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Schedule 13D shall not be construed as an admission that 7BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VII-A.

Berkshire Partners and the Funds acknowledge that they are part of a “group” for purposes of Section 13(d)(3). Collectively, the Funds directly hold 3,032,688 shares of Common Stock. Based on the two preceding sentences, Berkshire Partners may be deemed to beneficially own 3,032,688 shares of Common Stock held by the Funds. However, Berkshire Partners disclaims beneficial ownership of such shares of Common Stock and the filing of this Schedule 13D shall not be construed as an admission that Berkshire Partners is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by the Funds.

Investors owns 50,519 shares of Common Stock. Accordingly, Investors has sole voting and dispositive power with respect to 50,519 shares of Common Stock.

Investors III owns 12,817 shares of Common Stock. Accordingly, Investors III has sole voting power and dispositive power with respect to 12,817 shares of Common Stock.

SF directly holds 479,985 shares of Common Stock. Accordingly, SF has sole voting and dispositive power with respect to 479,985 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SF, SA may be deemed to beneficially own 479,985 shares of Common Stock held by SF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Schedule 13D shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SF.

SFM directly holds 76,517 shares of Common Stock. Accordingly, SFM has sole voting and dispositive power with respect to 76,517 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SFM, SA may be deemed to beneficially own 76,517 shares of Common Stock held by SFM. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Schedule 13D shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SFM.

SARF directly holds 3,497 shares of Common Stock. Accordingly, SARF has sole voting and dispositive power with respect to 3,497 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SARF, SA may be deemed to beneficially own 3,497 shares of Common Stock held by SARF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Schedule 13D shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SARF.

SOS directly holds 44,501 shares of Common Stock. Accordingly, SOS has sole voting and dispositive power with respect to 44,501 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SOS, SA may be deemed to beneficially own 44,501 shares of Common Stock held by SOS. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Schedule 13D shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SOS.

SP manages investments for its clients and has limited discretionary voting power in respect of Common Stock. SP owns 158,662 shares of Common Stock over which it shares voting power and has full dispositive power.

Pursuant to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2011, there were 50,656,631 shares of Common Stock issued and outstanding as of January 27, 2012. Accordingly, after giving effect to the distribution described in Item (c) below, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 7.62% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:

(i)         Fund VII beneficially owns 5.04% of the Issuer’s Common Stock.

(ii)        Fund VII-A beneficially owns 0.94% of the Issuer’s Common Stock.

(iii)       Investors beneficially owns 0.10% of the Issuer’s Common Stock.

(iv)       Investors III beneficially owns 0.03% of the Issuer’s Common Stock.

(v)        SF beneficially owns 0.95% of the Issuer’s Common Stock.

(vi)       SP beneficially owns 0.31% of the Issuer’s Common Stock.

(vii)      SFM beneficially owns 0.15% of the Issuer’s Common Stock.

(viii)     SARF beneficially owns 0.01% of the Issuer’s Common Stock.

(ix)        SOS beneficially owns 0.09% of the Issuer’s Common Stock.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group. Berkshire Partners, the Funds and 7BA acknowledge that they are part of a “group” for purposes of Section 13(d)(3). However, the filing of this Schedule 13D shall not be construed as an admission that Investors, Investors III, SF, SA, SP, SFM, SARF or SOS are a part of a group, or have agreed to act as a part of a group.

(c)

On March 2, 2012, certain of the Reporting Persons made a pro-rata distribution of 1,032,008 shares of Common Stock to their respective partners or members.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 99.1          Joint Filing Undertaking, dated as of March 6, 2012.

CUSIP No. 893641100

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

DATED:  March 6, 2012

BERKSHIRE FUND VII, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE FUND VII-A, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE INVESTORS LLC
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE INVESTORS III LLC
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

CUSIP No. 893641100

STOCKBRIDGE PARTNERS LLC
By:	Berkshire Partners LLC, its sole Managing Member
By:	Berkshire Partners Holdings LLC, its Managing Member
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE FUND M, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE MASTER FUND (OS), L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

CUSIP No. 893641100

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this amendment to Schedule 13D/A to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this amendment to Schedule 13D/A jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

DATED:  March 6, 2012

BERKSHIRE FUND VII, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE FUND VII-A, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE INVESTORS LLC
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE INVESTORS III LLC
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

CUSIP No. 893641100

STOCKBRIDGE FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE PARTNERS LLC
By:	Berkshire Partners LLC, its sole Managing Member
By:	Berkshire Partners Holdings LLC, its Managing Member
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE FUND M, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE MASTER FUND (OS), L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director